

14047922

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-47639

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING___01/01/2013___ AND ENDING___12/31/2013___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Leaders Group, Inc.

OFFICIAL USE ONLY
8-47639
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26 West Dry Creek Circle, Suite 575

(No. and Street)

Littleton	CO	80120
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Wickersham   (303) 797-9080

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marc, James and Associates, P.C. - Gregory Viergutz, CPA, CCM

(Name – *if individual, state last, first, middle name*)

1745 Shea Center Drive, Suite 400	Highlands Ranch	CO	80129
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, _____David R Wickersham_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____The Leaders Group, Inc._____ , as of _____December 31_____ , 20 _13_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

BETTY J. VON TERSCH
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 19944020483
MY COMMISSION EXPIRES JULY 19, 2015

Notary Public

_____
Signature

President
_____
Title

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss).
- [✓] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [✓] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [✓] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [✓] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

The Leaders Group, Inc.

FINANCIAL STATEMENTS
AND REPORTS OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTANTS

December 31, 2013 and 2012

Marc, James & Associates, PC
Certified Public Accountants

The Leaders Group, Inc.

FINANCIAL STATEMENTS
AND REPORTS OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTANTS

December 31, 2013 and 2012

Table of Contents

Marc, James & Associates, PC
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTANTS

To the Board of Directors
The Leaders Group, Inc.

Report on the Financial Statements

We have audited the accompanying statements of financial condition of The Leaders Group, Inc. (the "Company") as of December 31, 2013 and 2012 and were engaged to audit the related statements of operations, changes in stockholders' equity and cash flows for the years then ended, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on conducting our audits in accordance with auditing standards generally accepted in the United States of America as established by the *American Institute of Certified Public Accountants* ("US GAAS").

We conducted our audits in accordance with US GAAS. Those standards require that we plan and perform our audits to obtain reasonable assurance about whether these financial statements are free of material misstatement.

An audit includes performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our unmodified opinion on the financial position.

Opinion on the Financial Statements

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Leaders Group, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Other Matters

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 17 through 19 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marc James & Associates PC

Highlands Ranch, CO
February 26, 2014

FINANCIAL STATEMENTS

The Leaders Group, Inc.

STATEMENTS OF FINANCIAL CONDITION

December 31,

	2013	2012
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 1,262,553	$ 820,808
Commission and representative receivables	194,674	15,658
Clearing deposit receivable	50,000	50,000
Prepaid expenses	109,079	-
Total current assets	1,616,306	886,466
OTHER ASSETS		
Deposits	33,876	19,407
Total assets	$ 1,650,182	$ 905,873
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable - related party	$ 48,356	$ 23,862
Commissions payable	694,029	112,263
Income taxes payable	16,900	-
Other accrued liabilities	200,605	176,600
Total current liabilities	959,890	312,725
COMMITMENTS AND CONTINGENCIES	-	-
STOCKHOLDERS' EQUITY		
Common stock, $.10 par value, 20,000 shares issued and outstanding	2,000	2,000
Additional paid-in capital	12,000	12,000
Retained earnings	676,292	579,148
Total stockholders' equity	690,292	593,148
Total liabilities and stockholders' equity	$ 1,650,182	$ 905,873

The accompanying notes are an integral part of these financial statements

The Leaders Group, Inc.

STATEMENTS OF OPERATIONS

Years ended December 31,

	2013	2012
Revenue		
Commissions	$ 31,659,465	$ 26,683,814
Support fees	1,658,540	1,410,747
Consulting	94,772	152,000
Total revenue	33,412,777	28,246,561
Expenses		
Commissions	29,449,897	24,462,980
Employee compensation and benefits	2,056,719	1,829,164
Operating	1,791,675	1,946,865
Total expenses	33,298,291	28,239,009
Net income from operations	114,486	7,552
Other income		
Interest	801	1,068
Total other income	801	1,068
Net income before income tax expense	115,287	8,620
Income tax expense	18,143	2,919
Net income	$ 97,144	$ 5,701

The Leaders Group, Inc.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years ended December 31, 2013 and 2012

	Common stock		Additional paid-in capital	Retained earnings	Total
	Shares	Amount			
Balance - December 31, 2011	20,000	$ 2,000	$ 12,000	$ 573,447	$ 587,447
Net income - 2012	-	-	-	5,701	5,701
Balance - December 31, 2012	20,000	2,000	12,000	579,148	593,148
Net income - 2013	-	-	-	97,144	97,144
Balance - December 31, 2013	20,000	$ 2,000	$ 12,000	$ 676,292	$ 690,292

The accompanying notes are an integral part of these financial statements

The Leaders Group, Inc.

STATEMENTS OF CASH FLOWS

Years ended December 31,

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 97,144	$ 5,701
Adjustments to reconcile net income to		
net cash provided by operating activities		
Change in assets and liabilities		
Change in commissions receivable	(179,016)	151,893
Change in prepaid expenses	(68,079)	47,040
Change in deposits	(14,468)	(3,346)
Change in accounts payable - related party	24,494	(3,168)
Change in commissions payable	581,766	(27,879)
Change in income taxes payable	16,900	-
Change in accrued liabilities	24,004	76,600
Net cash provided by operating activities	482,745	246,841
CASH FLOWS FROM INVESTING ACTIVITIES		
Deposit on furniture and equipment	(41,000)	-
NET INCREASE IN CASH AND CASH EQUIVALENTS	441,745	246,841
Cash and cash equivalents - beginning of the year	820,808	573,967
Cash and cash equivalents - end of the year	$ 1,262,553	$ 820,808
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Income taxes	$ 1,243	$ 2,919

The accompanying notes are an integral part of these financial statements

The Leaders Group, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Leaders Group, Inc. ("TLG" or the "Company") was incorporated under the laws of the State of Delaware in 1994. The Company is primarily owned by Wickersham Family Investment, LLLP (97.5%). TLG was formed to provide turn-key broker-dealer and back office support for financial services professionals.

In accordance with regulations under the Securities Exchange Act of 1934, TLG is a broker-dealer registered with the Securities and Exchange Commission and is a member of various exchanges and the Financial Industry Regulatory Authority. This is a self-regulating body formed by the industry to protect its members and the investing public.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses. A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. *Cash and Cash Equivalents*

   For purposes of the statements of cash flows, the Company considers all cash and demand deposits to be cash and cash equivalents.

   On occasion throughout the year and at December 31, 2013, the Company's cash on deposit with its financial services provider exceeded the $250,000 per bank Federal Deposit Insurance Corporation insurance limit. The Company has not experienced any losses and believes it is not exposed to any significant credit risk on its cash on deposit.

2. *Property and Equipment*

   Property and equipment are stated at cost and acquisitions are capitalized if the purchase price exceeds the Company's capitalization threshold of $5,000, with the exception of computer equipment which is charged directly to expense due to the short-term nature of the related technology. Depreciation and amortization are provided in amounts sufficient to relate the cost of depreciable assets to operations over the estimated useful service lives. As of December 31, 2013 and 2012, all of the Company's property and equipment is fully depreciated. During 2013 and 2012, computer equipment totaling $3,350 and $12,322, respectively, was charged directly to expense.

   Expenditures for major renewals and improvements that extend the useful lives of property and equipment are capitalized. Expenditures for routine maintenance and repairs are charged to expense as incurred.

3. *Security Transactions and Revenue Recognition*

   Proprietary securities transactions in regular-way trades are recorded on the trade date, as if the trades had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customer's securities and commodities transactions are reported on a settlement date basis with regulated commission income and expenses reported on a trade date basis.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - *continued*

4. *Commissions, Commissions Receivable and Commission Expense*

Commissions and related clearing expenses are recorded on a trade-date basis. As such, the Company records commission revenue and expense on an accrual basis. Commissions receivable in excess of 60 days are written off and any subsequent collections are recognized at the time of receipt. As of December 31, 2013 and 2012, management considered all commission and representative receivables to be fully collectible.

5. *Advertising*

The Company expenses the cost of advertising and marketing when the advertising takes place or the materials are produced. Advertising and marketing expense for the year ended December 31, 2013 and 2012 was $2,115 and $4,748, respectively.

6. *Income Taxes*

Income taxes are accounted for using the asset and liabilities method. Deferred tax assets and liabilities, if material, are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax basis, and any operating loss and tax carry forwards. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income or expense in the period that includes the enactment date.

The Company has adopted the accounting standard related to the recognition and measurement of uncertain tax positions. The adoption of this standard has had no financial statement effect for the Company.

The Company is no longer subject to tax examinations by federal and various state agencies for the years prior to 2010.

7. *Fair Value of Financial Instruments*

The carrying amounts of the Company's financial instruments, including cash and cash equivalents, commission receivables, clearing deposits receivable, accounts payable, and accrued liabilities, approximate fair value due to the short-term nature of these instruments.

8. *Estimates*

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America involves the use of management's estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expense during the reporting period. These estimates are based upon management's best judgment, after considering past and current events and assumptions about future events. Actual results could differ from those estimates.

NOTE B – RELATED PARTY TRANSACTIONS

Management and Support Agreements

The Company has an agreement with Wickersham Management Corporation ("WMC"), a corporation solely owned by the President/Chief Executive Officer of the Company under which WMC provides management services to the Company. Under the agreement, WMC is to receive a management fee. In 2012, the agreement was amended and with mutual consent between the Company and WMC, the management fee is subject to Company management approval and for the years ended December 31, 2013 and 2012, $30,000 and $120,000, respectively, was paid to WMC.

The Company also has an agreement with TLG Advisors, Inc. ("Advisors"), a corporation owned 100% by the Wickersham Family Partnership, LLLP, under which the Company provides support services to Advisors. During 2013 and 2012, the Company recognized revenue in the amount $94,772 and $152,000, respectively. During 2013 and 2012, the Company paid commission to Advisors in the amount of $752,341 and $378,284, respectively.

Capitas, LLC

The Company has a 1/40 ownership interest in Capitas, LLC. During 2013 and 2012, the Company recognized commission revenue of $5,884,565 and $5,627,910 and commission expense of $5,843,376 and $5,390,043, respectively, related to activity with Capitas, LLC. The commission revenue and commission expense accounted for approximately 18% and 21% of the Company's commission revenue and 20% and 22% of the Company's commission expense in 2013 and 2012. Management has assigned no value to the ownership interest.

Jannold, Inc.

The Company has a wholly-owed subsidiary, Jannold, Inc. ("Jannold"), which was formed to serve as a registered agent on behalf of the Company in the State of Texas. For 2013 and 2012 Jannold was essentially inactive; however, Jannold remains the name of record on various accounts. During 2013 and 2012, Jannold received commissions in the amount of $189 and $6,689, respectively, which were transferred to and recognized by the Company.

As of December 31, 2013 and 2012, Jannold had no assets or liabilities. Management anticipates that Jannold will remain inactive in future years.

Accounts Payable

As of December 31, 2013 and 2012, the Company had a payable to the President/Chief Executive Officer of the Company in the amount of $48,356 and $23,862, respectively, for expenses paid on behalf of the Company. The year-end balances were paid in full in January 2014 and 2013, respectively.

NOTE C – COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company leases its office facilities under an operating lease. During 2013, the Company extended its existing lease through March 31, 2019. In addition, in 2013, the Company expanded the total amount of office space leased, effective January 2014. The future minimum lease payments under the operating lease are as follows:

Year ended December 31,

2014	$	81,709
2015		111,096
2016		113,963
2017		116,830
2018		119,697
2019		30,105
	$	573,400

Lease expense for the Company's office facilities, including common area maintenance assessments, and other leases for 2013 and 2012 was $97,758 and $94,956, respectively.

In connection of the expansion of the office space, the Company paid a deposit in the amount of $41,000 in 2013 for the acquisition of various office furniture and related equipment. The deposit is included in prepaid expenses as of December 31, 2013 and the balance due of $18,464 was paid in January 2014.

Profit Sharing Plan – 401(k) Plan

The Company has adopted and maintains a 401(k) Profit Sharing Plan (the "Plan"). Employees are eligible to participate in the Plan upon reaching age 21 and having 90 days of employment with the Company. Under the Plan, the Company will make a safe harbor matching contribution in the amount of 3% of eligible compensation and then a 50% contribution up to 1% of additional salary deferrals. Vesting is determined by length of employment and participants become fully vested after six years of employment.

The Company's profit sharing contribution is discretionary and subject to approval by the Board of Directors. The Company's matching contribution to the Plan was $72,404 and $69,954 for 2013 and 2012, respectively.

Errors and Omissions Insurance

The Company finances its Errors and Omissions insurance through its insurance provider. The terms of the financing agreement for the 2014 policy required a down payment in the amount of $68,079 and ten payments, including interest at 2.15%, in the amount $68,079. As of December 31, 2013, the down payment was reflected as prepaid expense as the coverage period of the policy is December 31, 2013 through December 31, 2014. As of December 31, 2013, the amount due under the financing agreement to be paid in 2014 was $680,790. As of December 31, 2012, the Company had not made a prepayment on the 2013 policy and the entire 2013 premium was paid 2013.

NOTE C – COMMITMENTS AND CONTINGENCIES - *continued*

Litigation

TLG is party to various negotiations and legal proceedings arising in the normal course of its business. TLG maintains an errors and omissions insurance policy with a $50,000 per occurrence deductible.

In July 2012, the Company entered into a settlement agreement related to previous on-going litigation. Under the settlement agreement, the Company agreed to pay a total of $90,000, $15,000 per quarter until paid in full. As of December 31, 2012, the outstanding balance of $60,000 is included in accrued liabilities and was paid in full during 2013.

In management's opinion, the ultimate disposition of any other matters as of December 31, 2013 will not have a material adverse effect on TLG's financial position, results of operations or liquidity.

NOTE D – INCOME TAXES

Income Taxes Payable and Expense

Income tax expense for the years ended December 31, 2013 and 2012 consisted of the following:

	2013	2012
Federal income taxes	$ 12,550	$ 1,841
Various state taxes	5,593	1,078
Income tax expense	$ 18,143	$ 2,919

Total income tax expense differed from the amount computed by applying the United States federal statutory income tax rates to income before income taxes for the years ended December 31, 2013 and 2012 as a result of the following:

	2013	2012
Computed "expected tax" expense	$ 21,279	$ 855
Change in income tax expense resulting from:		
Permanent differences between income and deductions for income tax purposes and financial statement purposes	8,663	4,158
Reduction in taxable income for carryover items	(17,414)	(5,013)
Prior year federal tax payment paid in current year	-	1,841
Various state taxes and minimum payments	5,593	1,078
Other	22	-
Net income tax expense	$ 18,143	$ 2,919

NOTE D – INCOME TAXES - *continued*

For the year ended December 31, 2012, the Company incurred a Net Operating Loss ("NOL") for income tax purposes in the amount of $51,165 and Section 179 deduction carryover in the amount $15,287. The NOL may be carried forward for up to 20 years and the 2012 NOL will expire in 2032. The Section 179 deduction can carry over for an unlimited number of years. The 2012 carryover items were fully utilized in 2013.

Examination of the Years 2011 and 2010

In December 2013, the United States Department of the Treasury, Internal Revenue Service ("IRS") examined the Company's 2011 and 2010 federal tax returns, specifically, the utilization of a NOL carryover from prior years, closed to examination, to reduce 2011 and 2010 federal taxable income. Based upon the examination, the IRS determined that the prior NOL was generated by the deduction by the Company of excess compensation to the President/Chief Executive Officer of the Company in the prior years. The IRS ruled the excess compensation should be classified as the payment of dividends to the stockholders and accordingly denied the deduction thus eliminating the NOL and subsequent carryover and utilization.

Based upon the examination, the denial of the NOL and subsequent carryover, the IRS has issued a federal income adjustment including penalties and interest for the years 2011 and 2010 totaling approximately $91,000. The Company has opted to appeal the IRS ruling and subsequent assessment. Management expects that there will be a negotiated settlement; however, as the Company is in the process of completing its appeal, the final settlement amount cannot be determined as of December 31, 2013.

NOTE E – NET CAPITAL REQUIREMENTS

Under SEC Rule 15c-3-1(a)(2)vi, the Company is required to maintain a minimum net capital equal to the greater of $50,000 or 6.67% of aggregate indebtedness, as defined, and shall not permit the ratio of aggregated indebtedness to net capital to exceed 15 to 1. As of December 31, 2013 the Company had net capital of $529,485, which was $479,485 in excess of the required net capital requirement of $50,000. The Company's aggregate indebtedness to net capital ratio was 1.81 to 1 as of December 31, 2013.

NOTE F – SUBSEQUENT EVENTS

The preparation of the Company's financial statements and accompanying footnotes in conformity with accounting principles generally accepted in the United States of America. requires management of the Company to evaluate transactions and events subsequent to December 31, 2013, involving the Company. The management of the Company has evaluated the subsequent transactions and events of the Company through February 26, 2014, which is the date the financial statement and accompanying footnotes were available for issuance.

SUPPLEMENTAL INFORMATION

The Leaders Group, Inc.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2013

Stockholders' equity	$	690,292
Less: Non-allowable assets		160,807
Net capital	$	529,485
Aggregated indebtedness		
Items included in the statement of financial condition		
Accounts payable	$	-
Accounts payable - related party		48,356
Accrued liabilities		911,534
Total aggregated debt	$	959,890
Computation of basic net capital requirements		
Minimum net capital required (6.67% of aggregate indebtedness or $50,000, whichever is greater	$	50,000
Net capital in excess at 1,500 percent	$	479,485
Net capital in excess at 1,000 percent	$	448,675
Ratio: Aggregated indebtedness to net capital		1.81

Reconciliation with the Company's computation (included in part II of
Form X-17A-5 as of December 31, 2013)

Net capital, as reported in the Company's part II (unaudited) FOCUS report	$	529,485
Adjustments		-
Net Capital, as adjusted	$	529,485
Aggregated indebtedness, as reported in the Company's part II (unaudited) FOCUS report	$	959,890
Adjustments		-
Aggregated indebtedness, as adjusted	$	959,890

The Leaders Group, Inc.

COMPUTATION OF RESERVE REQUIREMENTS PURSUANT TO
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2013

The Company operates as a fully disclosed broker-dealer pursuant to the exemption provisions of the Securities and Exchange Commission ("SEC") Rule 15c3-3 subparagraph (k)(2)(ii). To maintain this exemption, all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

The Leaders Group, Inc.

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

December 31, 2013

The Company does not hold customer funds or customer securities and therefore qualifies for exemption under the provisions of Rule 15c3-3.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A
BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
The Leaders Group, Inc.

In planning and performing our audit of The Leaders Group, Inc. (the "Company") as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, as established by the _American Institute of Certified Public Accountants_, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(ll) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was the limited purpose described in the first and second paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects a material inadequacy for such purposes. Based upon this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marc James & Associates PC

Highlands Ranch, CO
February 26, 2014